1810 Chapel Avenue West Cherry Hill, NJ 08002 (856) 661-1900 Fax: (856) 661-1919 www.flastergreenberg.com

Markley S. Roderick, Esquire

Admitted in New Jersey & Pennsylvania

Direct Dial: (856) 661-2265

Email: mark.roderick@flastergreenberg.com

September 17, 2018

Filed Via EDGAR with Copy by Email

Kim McManus, Senior Attorney

Office of Real Estate and Commodities

Securities and Exchange Commission

Washington, D.C. 20549

mcmanusk@sec.gov

Re:	AHP Servicing, LLC (“AHP” or the “Company”) Draft Offering Statement on Form 1-A CIK No. 0001746078

Dear Ms. McManus:

This is in response to your letter of August 22, 2018. We have copied below the comments from your August 22nd letter, and provided AHP’s response below each comment. Also enclosed are clean and blacklined versions of the Offering Circular (together with certain revised Exhibits) reflecting the changes we have made in response to your letter.

The revised Offering Circular (but not the blacklined version) has also been filed through EDGAR.

Your Comment #1

Please be advised that you are responsible for analyzing the applicability of Regulation M to the company’s ability to purchase Series A Preferred Stock based on the limited right of liquidity described on page 24. We urge you to consider all the elements of your repurchase right in determining whether it is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the repurchase right is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Kim McManus

Securities and Exchange Commission

September 17, 2018

Our Response:

AHP acknowledges that it is responsible for analyzing the applicability of Regulation M to its share repurchase program and has reviewed the applicability of Regulation M to such program.

Your Comment #2   We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.

Our Response

AHP acknowledges that it is responsible for analyzing how its investments, investment strategy and business model will support an exemption from registration under the Investment Company Act of 1940, as amended, and that it has conducted such an analysis. We note that AHP’s LLC Agreement includes various restrictions on its investments (disclosed at page 30 of the Offering Circular) related to maintaining an exemption from registration under the Investment Company Act of 1940, as amended.

Your Comment #3

Please provide us with your detailed legal analysis of whether the implementation of the limited right of liquidity would result in a tender offer and the applicability of Regulation 14E to that program. We may have further comment.

Our Response

AHP does not believe the implementation of the limited right of liquidity would result in a tender offer subject to the provisions of Regulation 14E.

Because there is no statutory definition of the term “tender offer,” the determination of whether a tender offer exists has been left to judicial interpretation. The most commonly used judicial test was established by the United States District Court for the Southern District of New York in Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979). Under the Wellman test, the court looks to the following factors in deciding whether a tender offer is present:

•	There is an active and widespread solicitation of public stockholders to purchase a target company’s stock.

•	The solicitation is made for a substantial percentage of the target company’s stock.

•	The offer to purchase stock is at a premium over prevailing market prices.

Kim McManus

Securities and Exchange Commission

September 17, 2018

•	The terms of the offer are firm and not negotiable.

•	The offer is contingent on the tender of a fixed number of shares, often subject to a fixed maximum number for purchase.

•	The offer is open only for a limited time period.

•	Stockholders are pressured to sell their stock.

•	Public announcements concerning the target company precede or accompany a rapid accumulation of a large amount of the target company's stock.

None of these factors is present here:

•	There will be no solicitation of investors and no “offer” by AHP to purchase its Series A Preferred Stock. The limited right of liquidity permits investors to request that AHP repurchase their Series A Preferred Stock, which request AHP must use commercially reasonable efforts to accommodate. AHP is not, however, required to repurchase investors’ shares in the event it does not have sufficient cash on hand to do so or it believes (in its sole discretion) that the repurchase would be adverse to the interests of the Company or the other stockholders.

•	Repurchases will not be made at a premium to prevailing market prices – investors will receive the unreturned balance of their capital contributions allocable to the shares being repurchased (i.e. the unreturned balance of their original investment).

•	There is no “offer” by AHP to repurchase investors’ shares on fixed terms – investors may request that AHP repurchase their shares and AHP must use commercially reasonable efforts to accommodate the request (but is not required to repurchase shares, as noted above).

•	The liquidity program is not contingent on investors tendering or requesting repurchase of a minimum number of shares, and there is no maximum number of shares for repurchase.

•	The liquidity program does not have a definite term.

•	AHP will not pressure investors to request that AHP repurchase their shares – in fact, it is generally in AHP’s interest that investors do not request to have their shares repurchased.

•	Because the limited right of liquidity permits investors to request that AHP buy back their shares without premium, such requests are unlikely to be preceded or accompanied by any public announcements concerning AHP or any accumulation of AHP’s stock.

Kim McManus

Securities and Exchange Commission

September 17, 2018

Your Comment #4

Please revise your disclosure to provide additional details about the program providing a limited right of liquidity. For example, disclose (i) whether the number of shares subject to this right will be capped, both per shareholder and in the aggregate, (ii) the timing of any payment for such requests, (iii) the ability of shareholders to withdraw the request, and (iv) the timing of any determination that the company cannot purchase or consent to the sale of the shares.

Our Response

In response to this comment and your comment #10, AHP has revised its disclosures (and made corresponding changes to the LLC Agreement and Authorizing Resolution) regarding the limited right of liquidity to:

•	Remove references to AHP “arranging for the purchase” of shares and clarify that AHP will not designate an alternative purchaser for the shares. Thus, if the shares are purchased at all, the Company will be the purchaser;

•	Disclose that, per section 7.3 of the Authorizing Resolution, the Company is not obligated to repurchase more than 25% of any investor’s shares, or more than 25% of the total outstanding Series A Preferred Stock, in a given calendar year, and that the limited right of liquidity is subject to limitations imposed by Delaware law (e.g., Section 18-607 of the Delaware Limited Liability Company Act, which generally prohibits Delaware LLCs from making distributions that would result in the LLC’s liabilities exceeding the fair value of its assets);

•	Disclose that, per section 7.1 of the Authorizing Resolution, if the Company receives a repurchase request by the fifteenth (15th) day of a calendar month, the Company shall use commercially reasonable efforts to close the purchase (or notify the investor that the Company cannot accommodate the request) by the end of such month; if such request is received after the fifteenth (15th) day of a month, the Company shall use commercially reasonable efforts to close the purchase (or notify the investor that the Company cannot accommodate the request) by the end of the following month;

•	Clarify that if the Company is not able to purchase an investor’s shares and so notifies the investor within the time limits described above, the investor may either rescind the request or maintain the request on a month-to-month basis until satisfied or rescinded;

•	Clarify that investors have the right to withdraw the repurchase request in writing at any time prior to the closing of the repurchase, provided, that if an investor withdraws the request, any subsequent repurchase request will be treated as a new request; and

•	Clarify that Board approval is not required in connection with the repurchase of shares under the limited right of liquidity.

Kim McManus

Securities and Exchange Commission

September 17, 2018

Your Comment #5

We note your disclosure on page 2 and throughout the offering statement that you “intend to distribute enough to pay Investors a return of 10% per year on their invested capital.” Please revise to clarify the extent to which the 10% distribution is a term of the security. Please also balance your disclosure regarding the distribution to highlight that you have yet to commence operations, have not generated profits, and may be unable to pay the distribution.

Our Response

AHP has revised the Offering Circular to clarify that this provision, which is part of the distribution “waterfall” set out in section 3.1 of the Authorizing Resolution, is a term of the Series A Preferred Stock. Per section 3.1 of the Authorizing Resolution, while the Series A Preferred Stock is outstanding, to the extent AHP has income to distribute and makes any distributions to its stockholders, such distributions must be made in the following order of priority:

•	First, to Series A Stockholders until they have received a compounded return of 10.0% per year on the unreturned balance of their invested capital;

•	Second, to the Series A Stockholders until they have received a full return of their invested capital; and

•	Third, the balance shall be distributed to AHP’s common stockholders (and/or any other series of Preferred Stock established by AHP’s Board in the future, pursuant to the terms of such series).

AHP has also revised the Offering Circular to further disclose that this “waterfall” describes only the order of priority in which distributions would be made – it is not a guaranty that AHP will generate sufficient income to make any distributions – and that AHP has yet to commence operations, has not generated profits, and may be unable to pay any distributions.

Your Comment #6

The LLC Agreement provides that the directors, officers and employees of the Company do not owe any fiduciary duties to the Company or its stockholders, and that any fiduciary duties that may be implied by applicable law are expressly waived by the stockholders (including Investors) and the Company. Please revise to clarify whether this limitation applies to claims made under the federal securities laws. Please also confirm that Delaware law permits such a provision, or alternatively address any questions as to enforceability specifically focusing on the enforceability of a provision that extends beyond members and managers. Last, revise to discuss more specifically what rights investors are relinquishing so that investors can fully understand the consequences of this waiver.

Kim McManus

Securities and Exchange Commission

September 17, 2018

Our Response

First, we note that claims arising under the federal securities laws – for example, a claim arising under Rule 10b-5 – have a legal basis other than an alleged breach of a fiduciary obligation, by definition, and are therefore not affected by these provisions in the LLC Agreement. Nevertheless, AHP has revised the Offering Circular to clarify that these provisions do not apply to claims made under the federal securities laws. AHP further notes that, pursuant to Section 18-1101(c) of the Delaware Limited Liability Company Act, the duties (including fiduciary duties) of a member, manager or other person party to or otherwise bound by a Delaware limited liability company operating agreement may be expanded, restricted or eliminated altogether by provisions in the limited liability company operating agreement. Section 18-1101(e) of the Delaware Limited Liability Company Act further provides that the operating agreement may limit or eliminate the liability of any member, manager or other person bound by the operating agreement for breach of fiduciary duty. Finally, AHP has revised its disclosures regarding the waiver and elimination of fiduciary duties to further clarify the consequences of such provisions to investors.

Your Comment #7

The LLC Agreement requires Investors to waive the right to trial by jury in respect of any legal action arising out of or relating to the LLC Agreement. Please revise to clarify whether the waiver of the right to a jury trial applies to claims made under the federal securities laws. Please also confirm that Delaware law permits such a provision, or alternatively address any questions as to enforceability.

Our Response

In response to this comment, AHP has revised the Offering Circular to clarify that the waiver of the right to a jury trial would not apply to claims made under the federal securities laws, as such claims would not arise out of or relate to the LLC Agreement. AHP also confirms that Delaware law permits parties to waive the right to a trial by jury by contract. See, e.g., Wilmington Trust Co. v. Renner’s Paving, LLC, 2013 WL 1442366, at *5 (Del. Super. Mar. 27, 2013) (“[A] party seeking to preclude his opponent from a jury trial in a case in which it is otherwise available must present evidence sufficient to show that the parties agreed to waive a jury trial and that the terms of that agreement are sufficiently ‘conspicuous’ as to demonstrate that a party signing such an agreement would have been on notice of the term upon a simple reading thereof.”); The Data Centers, LLC v. 1743 Holdings LLC, et al., C.A. N15C-02-042-EMD CCLD, at *8 (Del. Super. Oct. 27, 2015) (“Where a waiver provision is clear and unambiguous, the Court will not consider parol evidence and will only look at the four corners of the document memorializing the waiver to construe its meaning and effect.”); see also 6 Del. C. § 18-1101(b) (Provision of the Delaware Limited Liability Company Act providing that “[i]t is the policy of this chapter to give the maximum effect to the principle of freedom of contract and to the enforceability of limited liability company agreements.”).

Kim McManus

Securities and Exchange Commission

September 17, 2018

Your Comment #8

The Investment Agreement provides that an Investor “would not be entitled to recover any lost profits or special, consequential, or punitive damages.” Please revise to clarify whether this provision applies to claims made under the federal securities laws. Please also confirm that Delaware law permits such a provision, or alternatively address any questions as to enforceability.

Our Response

In response to this comment, AHP has revised the Offering Circular to clarify that this provision does not apply to claims made under the federal securities laws. AHP also confirms that Delaware permits such a provision. See, e.g., Eisenmann Corp. v. Gen. Motors Corp., 2000 WL 140781, at *22 (Del. Super. Jan. 28, 2000) (enforcing contractual limitation of liability provision that stated that “neither party shall be liable to the other for consequential damages whatsoever and/or lost profit”).

Your Comment #9

We note your disclosure in the table on page 21 regarding the “Total ROI” from certain programs. Please provide us with a more detailed explanation of how you determined these returns and provide your analysis detailing why you believe it is appropriate to provide this information for programs [that] are not yet completed.

Our Response

In response to this comment, AHP has revised the Offering Circular to provide additional detail regarding how it determined the “Total ROI” from prior programs, summarized below:

Programs 2013C, 2013D, 2014A and 2014B: For each of these programs, the “Total ROI” was calculated by dividing the “accumulated net profit” of the program by the total cost of all loans purchased by the program, in each case calculated from the inception of the program through the date of the calculation (December 31, 2017 or the end of the year the last third-party investor was paid off, whichever is earlier). The “accumulated net profit” means the total revenues from the program minus the total expenses of the Program, from inception through the date of the calculation.

Program 2015A+: For this program, the “Total ROI” was calculated based on the average of each year’s (or partial year’s) returns from June 10, 2016 (date of inception) through December 31, 2017. First, for each of 2016 (partial year) and 2017, AHP calculated the “monthly net profit” for each month of the year (or partial year period). The “monthly net profit” is the difference between the total monthly revenue and the total monthly expenses for the program. Second, AHP calculated the “monthly ROI” for each month from June 2016 through December 2017. The “monthly ROI” was determined by dividing the monthly net profit by the beginning monthly total equity balance for such month. Third, AHP calculated the “accumulated ROI” for each of 2016 (partial year) and 2017 by taking the sum of the monthly ROIs for each such year (partial year in the case of 2016). Fourth, AHP calculated the average of the 2016 (partial year) and 2017 accumulated ROIs to determine the “Total ROI.”

Kim McManus

Securities and Exchange Commission

September 17, 2018

As noted in the staff’s comment, programs 2013C, 2014A, 2014B and 2015A+ remain ongoing (although all outside investor capital has been returned in the 2013C program). AHP believes it is appropriate to include factual historical information about the performance of such programs because each involved a similar investment strategy – investing in non-performing residential mortgage loans (although unlike the Company, those prior programs did not involve servicing mortgage loans for third parties). Thus, AHP believes these disclosures may provide investors with information with which to evaluate AHP management’s experience with similar investment programs. AHP has attempted to balance these disclosures by noting in the explanatory text accompanying the performance summary table that the performance of prior programs is not a guaranty that AHP will achieve similar returns. In response to the staff’s comment, AHP as further revised this section to (i) change “Total ROI” in the performance summary table to “Total ROI to Date (unaudited),” (ii) disclose that the information presented in the performance table is unaudited, and (iii) disclose that because programs 2013C, 2014A, 2014B and 2015A+ were ongoing as of the date of the information presented in the performance summary table, the “Total ROI To Date” at the completion of such programs may vary.

Your Comment #10

The Series A Preferred Stock Authorizing Resolution provides that the Company may purchase “or arrange for the purchase” of shares and the LLC Agreement provides that the Board may designate a person to purchase the shares under the first right of refusal. Please reconcile your disclosure to clarify if the Company may arrange for and designate an alternative purchaser for the shares, and if so, whether any such transaction will be registered or exempt. In addition, this discussion provides that the Company may purchase, or consent to the sale, under the limited right of liquidity provided to investors. The discussion on page 34 and your Limited Liability Company Agreement provide that Board action is necessary to purchase or consent to a sale. Please revise to clarify the extent to which Board approval is required.

Our Response

As explained above in response to comment No. 4, AHP has revised the LLC Agreement, Authorizing Resolution and the Offering Circular to remove references to the Company (or its Board) arranging for the purchase of Series A Preferred Stock, or designating a third-party to purchase shares under the limited right of liquidity or the right of first refusal. Only the Company will be the purchaser in connection with the limited right of liquidity or upon AHP’s exercise of its right of first refusal. AHP has further revised the Offering Circular and Authorizing Resolution to provide that Board-level approval is not required in connection with the purchase of shares under the limited right of liquidity.

Your Comment #11

Please revise to state whether the proceeds from the offering will satisfy the company’s cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement the plan of operations. See Item 9(c) of Form 1-A.

Our Response

AHP has revised the Offering Circular to state that it anticipates that the proceeds of the offering will satisfy its cash requirements and that it does not believe it will be necessary to raise additional funds in the next six months to implement its plan of operations.

Kim McManus

Securities and Exchange Commission

September 17, 2018

Your Comment #12

Please revise the beneficial ownership table to show the percent of class owned by each beneficial owner. See Item 12(b)(3) of Form 1-A. In this regard, it does not appear that Mr. Newbery individually, and all directors and executive officers as a group, each own 100% of your common stock.

Our Response AHP has revised the Offering Circular to show the percent of class owned by each beneficial owner.

* * *

Thank you for your continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours,

/s/ Markley S. Roderick
Markley S. Roderick

Enclosures

cc:	DeAnn O’Donovan, CEO (sent via email with enclosures) Jorge Newbery, Chairman (sent via email with enclosures) Joshua Lobert, Staff Attorney (sent via email with enclosures)